UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Directorate change - Shell Chief Executive Officer Ben van Beurden to step down, Wael Sawan appointed as his successor

Shell Chief Executive Officer Ben van Beurden to step down, Wael Sawan appointed as his successor

LONDON, September 15, 2022 -- Shell plc (“Shell”) today announced that Ben van Beurden will step down as Chief Executive Officer (CEO) at the end of 2022, and that his successor will be Wael Sawan. Wael’s appointment is effective January 1, 2023*, when he will also join Shell’s Board of Directors. Ben van Beurden will continue working as adviser to the Board until June 30, 2023, after which he will leave the group.

Shell’s Chair, Sir Andrew Mackenzie said: “Wael Sawan is an exceptional leader, with all the qualities needed to drive Shell safely and profitably through its next phase of transition and growth. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people, which enables him to get the best from those around him. The outcome of the Board’s managed succession process resulted both in the appointment of an outstanding CEO and proved the strength and depth of Shell’s leadership talent. I look forward to working with Wael as we accelerate the delivery of our strategy.”

Wael Sawan said: “It’s been a privilege to work alongside Ben and I’m honoured to take over the leadership of this great company from him. I’m looking forward to channelling the pioneering spirit and passion of our incredible people to rise to the immense challenges, and grasp the opportunities presented by the energy transition. We will be disciplined and value focused, as we work with our customers and partners to deliver the reliable, affordable and cleaner energy the world needs.”

Commenting on Ben van Beurden, Sir Andrew said: “Ben can look back with great pride on an extraordinary 39-year Shell career, culminating in nine years as an exceptional CEO. During the last decade, he has been in the vanguard for the transition of Shell to a net-zero emissions energy business by 2050 and has become a leading industry voice on some of the most important issues affecting society.

“He leaves a financially strong and profitable company with a robust balance sheet, very strong cash generation capability and a compelling set of options for growth. These were all enabled by bold moves he has led, including the 2016 acquisition of BG and the transformational $30 billion divestment of non-core assets that followed. He took firm, decisive action to marshal the company through the global pandemic, seizing the opportunity for a major reset to ensure we emerged fitter, stronger and equipped to succeed in the energy transition. Powering Progress, Shell’s detailed strategy to accelerate our profitable transition to a net-zero emissions energy business by 2050, was unveiled in February 2021 and was quickly followed by moves to simplify both our organisational and share structures. Ben’s legacy will frame Shell’s success for decades to come.”

Ben van Beurden said: “It has been a privilege and an honour to have served Shell for nearly four decades and to lead the company for the past nine years. In my journey from LNG design engineer to CEO, I have been fortunate to work alongside so many talented people from diverse backgrounds – all committed to the company’s goal of providing the world with the essential commodities of modern life. I am very proud of what we have achieved together. I have great confidence in Wael as my successor. He is a smart, principled and dynamic leader, who I know will continue to serve Shell with conviction and dedication. I wish him and his family all the best for the journey ahead.”

Pursuant to Listing Rule 9.6.13(1) to (6) inclusive, there is no information to disclose regarding Wael Sawan.

Notes to Editors:

About Wael Sawan

Wael is currently the Director Integrated Gas, Renewables and Energy Solutions, and was previously the Director Upstream. He is based in The Hague and has been a member of Shell’s Executive Committee (EC) for three years. Prior to joining EC, he was the Executive Vice President Deepwater and a member of the Upstream Leadership Team, and Executive Vice President Qatar and a member of the Integrated Gas Leadership Team. He has worked in Europe, Africa, Asia and the Americas during his 25-year Shell career, and has also held roles in Downstream Retail, and in various commercial and New Business Development projects. Wael was born in Beirut, Lebanon, and is a dual Lebanese-Canadian national. He grew up in Dubai and holds a Master’s degree in Chemical Engineering from McGill University in Montreal and an MBA from Harvard Business School. He is married to Nicole and they have three sons.

About Ben van Beurden

Ben has been Shell CEO since January 1, 2014.  Previously he was Downstream Director from January to September 2013 and Executive Vice President Chemicals from 2006 to 2012. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a Master’s degree in Chemical Engineering from Delft University of Technology, the Netherlands. Ben is married to Stacey. He has four children.

Ben joined the Supervisory Board of Mercedes-Benz Group AG in April 2021.

https://www.shell.com/fact-sheet-q2-2022-results-announcement.html Fact sheet reflects slide 7 of the second quarter 2022 results - Quarterly slides pack available on www.shell.com

The information required to be disclosed under section 430(2B) of the Companies Act 2006 in relation to Ben van Beurden will be available on the Group's website in due course.

*The appointment is subject to approval by the Dutch Authority for the Financial Markets (AFM). This condition relates to Shell Asset Management Company B.V. (SAMCo), a subsidiary of Shell plc and the in-house asset manager for a number of pension funds; captive insurance companies; and a charity foundation, all related to the Shell Group. SAMCo is licensed and supervised by the AFM and, consequently, the prospective appointment of an executive director of Shell plc requires the AFM's approval.

Enquiries

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Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, September 15, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon footprint

Also, in this announcement we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year.  They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years.  However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

September 15, 2022

Contacts:

Caroline Omloo, Company Secretary

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

FOCUSED TRANSFORMATION

Integrated value delivery

via Powering Progress

BG acquisition

driving transformation

Increased Discipline

39% lower*

Shell Cash capex

11% lower

operating expenditure, absorbing BG and inflation

> $80 billion

divestments completed in 10 years

Better Results

65% increase

in Adjusted Earnings

3x more*

organic free cash flow

2x increase

Greater Resilience

32% reduction

in Scope 1 and 2 emissions

23% lower

Injuries (TRCF) per million working hours

83% decrease

in process safety incidents

Shell plc | July 28, 2022 *4q rolling used for oFCF and Cash capex; oFCF in 2012/13 not adjusted for tax on divestments. FOCUSED TRANSFORMATION Comparing H1 2022 to H1 2013 when Brent price was similar Better Results Increased Discipline Greater Resilience 2x increase in H1 shareholder distributions from $6.4 to $12.8 billion 3x more * organic free cash flow 65% increase in Adjusted Earnings BG acquisition driving transformation > $80 billion divestments completed in 10 years 39% lower * Shell Cash capex 11% lower operating expenditure, absorbing BG and inflation 32% reduction in Scope 1 and 2 emissions 23% lower Injuries (TRCF) per million working hours 83% decrease in process safety incidents Integrated value delivery via Powering Progress Brent $/bbl Henry Hub $/MMBtu H1 2013 107.5 3.7 H1 2022 108.1 6.0

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 15, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary